EXHIBIT 12.1

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands)

	Year ended December 31, 2012

Income before income taxes	$395

Noncontrolling interests in income of subsidiaries that have not incurred fixed charges	(746)
Loss available for fixed charges (a)	$(351)

Fixed charges:
Interest incurred (b)	$–

Preferred stock dividends	211
Total combined fixed charges and preferred stock dividends	$211

Consolidated ratio of earnings to combined fixed charges and preferred stock dividends	N/A	(c)

Deficiency in the ratio of earnings to combined fixed charges and preferred stock dividends	$562

(a)
For purposes of calculating the consolidated ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income before income taxes less noncontrolling interests in income of subsidiaries that have not incurred fixed charges.

(b)	The Company did not incur fixed charges in all periods since August 1, 2009. For periods prior to the year ended December 31, 2012, the Company did not accrue preferred stock dividends.

(c)	The ratio is negative and therefore not presented. The amount of the coverage deficiency is disclosed.